March 26, 2025

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

       Re: Atlanticus Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-K for Fiscal Year Ended December 31, 2024
           Response Dated March 10, 2025
           File No. 001-40485
Dear William McCamey:

       We have reviewed your March 10, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 5,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Changes in Fair Value, page 25

1. We note your response to prior comment 1 and your statement that you will revise future filings to include disclosure related to changes in fair value of loans. We also note that this disclosure is not included in your subsequently filed December 31, 2024
       Form 10-K. Please amend your December 31, 2024 Form 10-K to include disclosure, similar to your proposed disclosure included in your response, to quantify and discuss the underlying causes of each material loss or gain item impacting fair value on a
       gross basis recognized within    Changes in fair value of loans at fair
value, included in
       earnings.
 March 26, 2025
Page 2

Critical Accounting Estimates     Measurements for Loans at Fair value, page 39

2. We note your disclosure that you forecast cash flows based on the individual offer type or if two or more offer types share similar performance criteria you aggregate those receivables into a single pool for evaluation and that for each identified pool, valuation models are used to calculate a stream of expected cash flows which are then discounted to derive a net present value. Please tell us in detail and revise future filings to provide additional information regarding how many pools you have, how they are determined, how often they are aggregated and whether they are stratified by vintage. Additionally, clarify if you have specific assumptions for each pool or whether you determine assumptions at the portfolio level. If you have specific assumptions for each pool, please revise your discussion of the changes in assumptions and the impact of these changes on fair value of loans, included in earnings and disclosed on page 26, to focus on the changes of assumptions at the pool level and its impact on fair value of loans, included in earnings as opposed to the overall weighted-average measure of the assumption that does not necessary explain the reasons for changes at the pool level and impact on earnings.

Note 3. Segment Reporting, page F-14

3. Please tell us the two operating segments that are aggregated into the CaaS reportable segment. Additionally, please provide us your analysis detailing how aggregation is consistent with the objective and basic principles of ASC 280-10, how the segments have similar economic characteristics, and how the segments are similar in the areas detailed in ASC 280-10-50-11. Specific to the two operating segments having similar economic characteristics, please tell us in detail how you determined each segment would have similar long-term financial performance and provide quantified information detailing historical and current financial performance. Please provide appropriate commentary to support your quantified information.
        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance